UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

FOR THE MONTH OF: January 2006

COMMISSION FILE NUMBER: 0-30006

SUNGOLD INTERNATIONAL HOLDINGDS CORP.
(Translation of registrant's name into English)

#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]       No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________ .

SUBMITTED HEREWITH

Exhibits

99.1	Annual Consolidated Financial Statements for the Year Ended August 31, 2005

99.2	Management Discussion and Analysis for the Year Ended August 31, 2005

99.3	Form 52-109F1 - Certifications of CEO and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: January 17, 2006	By:	/s/ Art Cowie
Art Cowie, President